Contact:
Alon Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2611
Email: cfo@bsi.co.il

May 30, 2013 - Rosh Ha'ayin

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST QUARTER OF 20131

*	Cash flows from operating activity amounted to NIS 309 million in this quarter, an increase of 93%, the Adjusted EBITDA in this quarter amounted to NIS 98 million compared to NIS 115 million in the corresponding quarter last year.

*	Decrease in financial debt, net of NIS 250 million compared to December 31, 2012.

*	In the Fueling and commercial sites: An improvement in the operating profit in this quarter compared to the corresponding quarter last year. The operating profit in this quarter amounted to NIS 37 million (increase of 21%). The Adjusted EBITDA in this quarter amounted to NIS 64 million compared to NIS 57 million in the corresponding quarter last year.

*	In the Supermarkets segment: An activity to increase the market share of Mega resulted, for the first time in six quarters, an increase in the same stores sales (SSS) in this quarter compared to the corresponding quarter last year. This activity included, among others, the reduction of prices at an average rate of 1.8%.

*	In the Real Estate segment: BSRE presents a continuing increase in NOI (NIS 53 million in this quarter). The Company continues the development and the betterment of projects under construction and completed in this quarter, the sale of 50% of the Comverse Building in Ra'anana in consideration of NIS 51 million.

*	In the Non Food segment (from continuing operations): an increase in sales of approximately 14% and increase in operating profit before other expenses of 6% in this quarter compared to the corresponding quarter last year.

 1 Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements" (IFRS 11 or the Standard). IFRS 11 is to be applied retrospectively in financial statements for annual periods such that comparative figures are restated. According to the Standard, investments in jointly controlled entities (Joint ventures) are no longer to be consolidated proportionally but rather the company's investments in these ventures should be presented according to the equity method of accounting. Investments in joint operations shall continue to be consolidated under the proportionate consolidation method in the Company's consolidated financial statements. The Company's share in gains (losses) of associates is presented under operating income since associates are integrated into the operations of the Company. For the effect of the adoption as of March 31, 2012 and December 31, 2012, and for the periods ending on those dates on the assets, liabilities, equity, results and cash flows of the Company, see further details in this report below.

Segment Profits:

Operating Profit in millions of NIS	Q1 2013	Q1 2012	Rate of change
Fueling and Commercial sites	36.6	28.5	28%
Supermarkets	(3.1)	16.5	-
Non-Food (from continuing operations)	7.4	7.0	6%
Real Estate	4.7	4.3	9%

Comments of Management

Mr. David Weissman, CEO and Chief Business Officer

"In the current quarter we put a special emphasis on the improvement of cash flows from operating activity which amounted to NIS 309 million in this quarter, an increase of 93% compared to the corresponding quarter. The impressive improvement in the cash flows from operating activity derived from measures taken to improve the working capital and reducing customer days and inventory.

Dor Alon continues to take efficacy measures that resulted in the improvement of operating results of approximately 20% and an increase in net income of 49% and an impressive increase in cash flows from operating activity of NIS 174 million compared to the corresponding quarter last year.

BSRE continues to present an improvement in its current activity and continues the development and initiation of 7 projects. In January 2013, the Company admitted Harel, Insurance Company, as a partner (50%) in Comverse Building, which is under construction.

The Supermarkets segment is on the change of trend and for the first time after six quarters, Mega moved in the SSS stores to a positive increase while Mega Bool leads the change-over with an increase of over 7% in the SSS stores while improving all other operating criteria in all the chain, an increase in sales per sq.m of 3.9% and an increase in sales per position of 4.2%. The change of trend came at the expense of the gross profit while at the same time the Company works on an innovative strategic plan with international sources. In June, the Company intends to present the strategic plan for the coming years, which includes operating and structural changes in Mega.

In the Non Food segment, the Company is in merger procedures with BEE Retail and Mega, such that the logistic center and headquarters shall be assimilated in Mega and Na'aman shall become a subsidiary of Mega. In this quarter, Na'aman presents an improvement in its results compared to the corresponding quarter last year, which derives from an increase in sales following marketing efforts and the Passover holiday.

2

YouPhone brand turned into a legitimate factor, as a cellular network, which brings innovation and the lowest prices in the market. The rate of joining new customers stands at 20,000 per quarter. The establishment costs of the company are part of the Company's operating expenses."

Results for the first quarter of 20132

Gross revenues

Revenues (including government levies) in the first quarter of 2013 amounted to NIS 3,792.8 million (U.S. $1,039.7 million) as compared to revenues of NIS 3,826.2 million in the comparable quarter last year, a decrease of 0.9%. The decrease mainly derives from decrease in revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,337.5 million (U.S. $366.6 million) as compared to NIS 1,387.6 million in the corresponding quarter last year, a decrease of 3.6%. The main decrease was due to discontinued sales to the Palestinian authority.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,627.6 million (U.S. $446.2 million) as compared to NIS 1,626.0 million in the corresponding quarter last year, with no material change. The sales of the same store sales (SSS) increased in this quarter at a rate of 2.1% compared to the corresponding period last year and were offset from a decrease of 3% in selling spaces following the closing of branches during the last 15 months.

Revenues of the Non-Food segment – an increase in revenues by 22% from NIS 87.6 million in the first quarter of 2012 to NIS 106.9 million (U.S. $29.3 million) in the current quarter. The increase in revenues is mainly due to an increase in sales in the home activity and in the textile activity resulting from expanding the marketing activities and the Passover holiday timing that occurred this year earlier than last year.

2 The Company operates in four reportable segments: Supermarkets, Fueling and Commercial sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

3

Revenues of the Real Estate segment – an increase in rental income of 31% from NIS 7.2 million in the first quarter of 2012 to NIS 9.4 million (U.S. $2.6 million) in the current quarter. The increase in rental income in this quarter mainly derives from increase in spaces rented to external parties.

Gross profit in the first quarter of 2013 amounted to NIS 656.6 million (U.S. $180.0 million) (21.3% of revenues) as compared to gross profit of NIS 674.2 million (21.7% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 190.0 million (U.S. $52.1 million), (14.2% of revenues) compared to NIS 184.2 million in the comparable quarter last year (13.3% of revenues). The increase in the gross profit mainly derived from the increased profitability of the convenience stores.

In the Supermarkets segment, gross profit amounted to NIS 406.9 million (U.S. $111.5 million), (25.0% of revenues) compared to NIS 436.6 million in the first quarter of 2012 (26.8% of revenues), a decrease of 6.8% stemming from a decrease in the gross profit following the reduction of margins.

In the Non Food segment, gross profit amounted to NIS 53.0 million (U.S. $14.5 million), (49.6% of revenues) compared to NIS 46.3 million in the first quarter of 2012 (52.8% of revenues), an increase of 14.5% that mainly derives from increase in sales, as aforementioned.

Selling, general and administrative expenses in the first quarter of 2013 amounted to NIS 636.2 million (U.S. $174.4 million) (20.6% of revenues), compared to expenses of NIS 639.4 million (20.6% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 153.4 million (U.S. $42.1 million) compared to NIS 155.6 million in the first quarter of 2012, a decrease of 1.4%, mainly deriving from efficiency measures.

4

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 409.9 million (U.S. $112.4 million) compared to expenses of NIS 420.0 million in the first quarter of 2012, a decrease of 2.4% in expenses that mainly derives from efficacy measures and exiting branches.

In the Non Food segment, these expenses amounted to NIS 45.6 million (U.S. $12.5 million) compared to NIS 39.2 million in the first quarter of 2012, an increase of 16.2% in expenses that mainly derives from increase in sales and increase in marketing and advertising expenses.

In the Real Estate segment, these expenses amounted to NIS 4.7 million (U.S. $1.3 million) compared to NIS 2.8 million in the first quarter of 2012.

Operating profit (before other gains and losses and changes in fair value of investment property) in the first quarter of 2013 amounted to NIS 20.4 million (U.S. $5.6 million) (0.7% of revenues) as compared to NIS 34.8 million (1.1% of revenues) in the comparable quarter last year, a decrease of 41.4%. The decrease in the operating profit was mainly due to losses incurred by the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 36.6 million (U.S. $10.0 million) compared to operating profit of NIS 28.5 million in the first quarter of 2012, an increase of 28.1%. The increase derives from improvement of gross profit and from decrease in selling, general and administrative expenses.

In the Supermarkets segment, operating loss amounted to NIS 3.0 million (U.S. $0.8 million) compared to operating profit of NIS 16.5 in the first quarter of 2012. The transfer to a loss derives from erosion of gross profit rate and was partly offset from decrease in selling, general and administrative expenses.

In the Non Food segment, operating profit amounted to NIS 7.4 million (U.S. $2.0 million) as compared to an operating profit of NIS 7.0 million in the first quarter of 2012, an increase of 5.9%. The increase in the operating profit derives from increase in sales and was partly offset from increase in selling, general and administrative expenses.

5

In the Real Estate segment, the operating profit in this quarter amounted to NIS 4.7 million (U.S. $1.3 million) compared to NIS 4.3 million in the first quarter of 2012, an increase of 9.0%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 5.5 million (U.S. $1.5 million) compared to a profit of NIS 2.7 million in the first quarter of 2012. The main profit in this quarter derives from revaluation of Comverse Building in Ra'anana, which half was realized in this quarter.

Other income (expenses), net other expenses in this quarter amounted to NIS 6.3 million (U.S. $1.7 million) compared to other expenses of NIS 0.1 million in the first quarter of 2012.

Operating profit amounted to NIS 19.3 million (U.S. $5.3 million) (0.6% of revenues) as compared to operating profit of NIS 40.8 million (1.3% of revenues) in the first quarter of 2012, a decrease of 52.7%.

Finance costs, net in this quarter amounted to NIS 53.8 million (U.S. $14.8 million) as compared to net finance costs of NIS 39.6 million in the first quarter of 2012. The increase in finance costs, net derives from an increase in the Company's indebtedness and from a decrease in finance income.

Taxes on income tax benefit in this quarter amounted to NIS 2.6 million (U.S. $0.7 million) as compared to tax benefit of NIS 4.4 million in the first quarter of 2012.

Income (loss) from continuing operation in this quarter loss amounted to NIS 31.9 million (U.S. $8.8 million) compared to an income of NIS 5.6 million in the first quarter of 2012. The loss in this quarter attributed to the Company's shareholders amounted to NIS 39.6 million (U.S. $10.9 million) or NIS 0.60 per share (U.S. $0.17) and the income attributed to non-controlling interests amounted to NIS 7.7 million (U.S. $2.1 million).

Net loss from discontinued operation in this quarter amounted to NIS 2.0 million (U.S. $0.6 million) or NIS 0.03 per share (U.S. $0.01) compared to a loss of NIS 3.4 in the first quarter of 2012, which attributed in its entirety to the Company's shareholders.

6

Cash flows for the first quarter of 2013

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 309.6 million (U.S. $84.8 million) in the first quarter of 2013 compared to NIS 159.6 million from operating activities in the comparable quarter last year. The main increase derives from a decrease in working capital needs following measures taken to reduce customer days and reduction of inventories in the amount of NIS 128 million (U.S. $35.1 million) and from tax refunds in this quarter of NIS 42.8 million (U.S. $11.7 million) compared to tax payments of NIS 10.0 million in the corresponding quarter last year offset by a decrease in operating profit of NIS 14.4 million (U.S. $3.9 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 47.2 million (U.S. $12.9 million) in this quarter as compared to net cash used in investing activities of NIS 151.3 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 50.4 million (U.S. $13.8 million), the grant of long term loans of NIS 26.8 million (U.S. $7.3 million) and was offset by proceeds from realization of investment property of NIS 45.1 million (U.S. $12.4 million), repayment of long term loans of NIS 17.5 million (U.S. $4.8 million), and interest received of NIS 8.7 million (U.S. $2.4 million). In the first quarter of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 97.1 million, grant of long term loans of NIS 23.6 million and investment in securities in the amount of NIS 95.2 million, net of proceeds from realization of securities in the amount of NIS 65.2 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 97.9 million (U.S. $26.8 million) in this quarter as compared to net cash flows deriving from financing activities of NIS 13.1 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included interest payments of NIS 62.5 million (U.S. $17.1 million), decrease in short term bank credit, net of NIS 172.2 million (U.S. $47.2 million), repayment of loans of NIS 53.8 million (U.S. $14.7 million) and was partly offset by issuance of debentures of NIS 152.3 million (U.S. $41.7 million) and receiving loans of NIS 40.7 million (U.S. $11.1 million). The net cash flows deriving from financing activities in the first quarter of 2012 included mainly the issuance of debentures of NIS 264.2 million and was offset by repayment of loans of NIS 119.0 million, decrease in short term credit, net, in the amount of NIS 71.3 million and from interest payments of NIS 56.3 million.

7

Additional Information

1.

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[3] in the first quarter of 2013 adjusted EBITDA was NIS 98.6 million (U.S. $27.0 million) (3.2% of revenues) compared to NIS 114.7 million (3.7% of revenues) in the first quarter of 2012.

Events during the reporting period

General

a.	Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements". The application is retrospective. Jointly controlled entities presented in the past in the consolidated statements using the proportionate consolidation method are presented in these financial statements as part of the associates.

3 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

8

The following presents the effect on the financial statements as of December 31, 2012 and March 31, 2012 and for the periods then ended:

The effect on the statement of financial position:

	December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,387	(53)	3,334
Non-current assets
Investment in associates	349	572	921
Other non-current assets	5,757	(798)	4,959

Current liabilities	4,074	(80)	3,994
Non-current liabilities	3,813	(180)	3,633

Equity	1,606	(19)	1,587

	March 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,739	(68)	3,671
Non-current assets
Investment in associates	206	554	760
Other non-current assets	5,793	(765)	5,028

Current liabilities	4,110	(123)	3,987
Non-current liabilities	4,079	(155)	3,924

Equity	1,549	(1)	1,548

Effect on the statement of income:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	12,850	(165)	12,685
Gross profit	2,842	(90)	2,752
Operating profit before changes	184	(11)	173
Share in gains of associates	-	87	87
Increase in fair value of investment property, net	107	(90)	17
Other gains, net	23	(19)	4
Operating profit after changes	314	(33)	281
Finance expenses, net	(246)	7	(239)
Tax benefit (taxes on income)	(16)	19	3
Share in gains of associates	12	(12)	-
Net income from continuing operation	64	(19)	45

The main decrease in the profit in 2012 derives from eliminating profit, loss of control in a jointly controlled entity as a result of applying IFRS 11.

9

	Three months ended March 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	3,152	(44)	3,108
Gross profit	696	(22)	674
Operating profit before changes	38	(3)	35
Share in gains of associates	-	3	3
Increase in fair value of investment property, net	3	-	3
Other gains, net	-	-	-
Operating profit after changes	41	-	41
Finance expenses, net	(42)	2	(40)
Tax benefit	4	-	4
Share in gains of associates	3	(3)	-
Net income from continuing operation	6	(1)	5

Effect on the statement of cash flows:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	299	203	502
Net cash used in investing activity	(573)	177	(396)
Net cash provided by financing activity	482	(381)	101
Increase in cash and cash equivalents	208	(1)	207
Balance of cash and cash equivalents at the beginning of the period	74	(22)	52
Translation differences on cash and cash equivalents	-	-	-
Balance of cash and cash equivalents at the end of the year	282	(23)	259

10

	Three months ended March 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	157	2	159
Net cash used in investing activity	(156)	5	(151)
Net cash provided by financing activity	21	(8)	13
Increase in cash and cash equivalents	22	(1)	21
Balance of cash and cash equivalents at the beginning of the period	74	(22)	52
Translation differences on cash and cash equivalents	-	-	-
Balance of cash and cash equivalents at the end of the period	96	(23)	73

b.	On March 22, 2013, Mrs. Limor Ganot was appointed as co-CEO of the Company. The appointment is in effect from April 1, 2013.

c.	On April 24, 2013, the Company changed its name from "Alon Holdings Blue Square Israel Ltd" to "Alon Blue Square Israel Ltd".

d.	The Company resolved to merge BEE group into Mega Retail. The merger will be consummated in 2013.

Fueling and Commercial sites segment

a.	As of March 31, 2013, Dor Alon operated 203 fueling stations and 209 convenience stores in various formats.

b.	Dor Alon declared a dividend of NIS 20 million (U.S $5.5 million). The Company's share is NIS 15.7 million (U.S $4.3 million). The dividend was paid on April 9, 2013.

11

Supermarkets segment

a.	As of March 31, 2013, the Company operated 211 supermarkets divided as follows: Mega In Town - 119; Mega Bool - 66; Zol Beshefa - 15; Eden Teva Market - 20 of which 9 Eden within Mega.

b.	As of March 31, 2013, the Company operated branches in a total area of 365,400 sq.m. Sales per meter amounted in the first quarter of 2013 to NIS 4,460 (U.S. $1,223) compared to NIS 4,293 in the corresponding quarter last year.

During the quarter ending on March 31, 2013, one branch with a total area of 3,600 sq.m was closed.

Non Food segment

a.	As of March 31, 2013, Bee Group operates 138 branches (of which 22 franchised).
b.	Discontinued activity – in view of the Company's resolution from December 2012, to realize Kfar Hasha'shuim (Kfar), the results of Kfar are included in the consolidated statement of operations under "Loss from discontinued operation (after tax)".

Following are the operating results of Kfar for the reported periods:

	Year ended December 31	Three months ended March 31
	2012	2012	2013
	(Audited)	(Unaudited)

Sales	115,214	26,511	33,155
Gross profit	23,308	2,493	6,138
Operating profit (loss)	(12,648)	(2,373)	25
Net loss included in loss from discontinued operations	(22,468)	(3,403)	(2,018)

12

Real Estate segment

a.	Comverse Building

On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. (Harel) in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and such consideration is to be payable according to the agreement. The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel. The above consideration reflects the fair value of part of the real estate that was realized and therefore, in the reported period, the Company recorded gain from change in value of investment property of NIS 5.5 million in addition to a gain that was recorded in 2012 in the amount of NIS 4 million.

b.	Cohen Building in Petach Tikva

In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to various conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed. The purchasers did not complete the first payment according to the date set forth in the sale agreement. An extension was granted to the purchasers to complete the payment and the rest of the payments according to the agreement.

c.	BSRE declared a dividend of NIS 50 million (U.S. $13.7 million), the Company's share amounts to NIS 39 million (U.S. $10.7 million). The dividend was paid on April 23, 2013.

13

Issuance of bonds

a.	On January 31, 2013, the bonds series of Dor Alon (Series C and D) was expanded by a private offering of NIS 21 million par value of bonds (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3% and NIS 129 million par value of bonds (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

b.	On May 13, 2013, Midroog announced the ratification of the A2 rating on bonds (series A and C) issued by the Company, while changing the outlook from stable to negative. In addition, Midroog ratifies the P-1 rating with for commercial paper issued by the Company in the amount of NIS 75 million up to NIS 120 million.

c.	On May 20, 2013 the bonds series of BSRE (Series D) was expanded by a privet offering of NIS 76 million par value of bonds (Series D) to institutional investors for 117.9% of their par value, reflecting a return of 2.8%.

d.	On May 28, 2013, Midroog announced the ratification of the A1 rating on bonds (series A to D) issued by BSRE, while changing the outlook from negative to stable. In addition, Midroog granted A1 rating with stable outlook for bonds up to NIS 100 million par value which BSRE intends to issue by expanding one of its existing series.

Post balance sheet events

On May 7, 2013, the Company sold 3.5% of BSRE shares for NIS 49 million. After the sale, the Company holds 74.76% of BSRE share capital.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2013: U.S. $1.00 equals NIS 3.648. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 203 petrol stations and 209 convenience stores in different formats in Israel. In its Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

14

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

15

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	261,674	86,953	419,178	114,906
Investment in securities	325,313	330,950	360,863	98,921
Short-term bank deposits	96,146	96,331	103,487	28,368
Trade receivables	1,415,828	1,682,263	1,440,508	394,876
Other accounts receivable including current maturities of long term loans granted	271,258	573,781	577,447	158,291
Assets classified as held for sale	94,216	-	45,600	12,500
Assets of disposal groups classified as held for sale	133,915	-	136,555	37,433
Income taxes receivable	90,882	127,096	34,941	9,578
Inventories	644,809	773,872	609,701	167,133
	3,334,041	3,671,246	3,728,280	1,022,006

NON-CURRENT ASSETS:
Investments in associates	921,227	759,716	919,493	252,054
Derivative financial instruments	1,790	1,312	3,374	925
Real estate inventories	106,064	99,683	105,641	28,958
Investments in securities	48,609	36,419	54,300	14,885
Loans receivable, net of current maturities	200,294	185,984	204,960	56,184
Property and equipment, net	2,651,678	2,767,739	2,618,968	717,919
Investment property	543,873	489,495	561,732	153,984
Intangible assets, net	1,258,828	1,305,650	1,244,701	341,202
Other long-term receivables	33,251	35,457	36,484	10,001
Deferred taxes	114,805	106,741	126,191	34,592
	5,880,419	5,788,196	5,875,844	1,610,704
Total assets	9,214,460	9,459,442	9,604,124	2,632,710

16

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,129,526	924,129	947,670	259,778
Current maturities of debentures and convertible debentures	556,188	212,173	593,947	162,814
Current maturities of long-term loans from banks	247,581	266,987	235,913	64,669
Trade payables	1,228,013	1,585,458	1,441,889	395,255
Other accounts payable and accrued expenses	628,915	886,607	897,129	245,926
Customers' deposits	28,011	27,692	27,881	7,643
Derivative financial instruments	17,566	11,002	17,658	4,840
Income taxes payable	10,124	5,001	9,213	2,525
Provisions	60,578	67,689	60,221	16,508
Liabilities of disposal groups classified as held for sale	87,794	-	89,870	24,635
	3,994,296	3,986,738	4,321,391	1,184,593

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,134,436	1,148,293	1,133,440	310,702
Convertible debentures, net of current maturities	90,402	118,671	90,200	24,726
Debentures, net of current maturities	2,048,829	2,296,088	2,163,434	593,046
Other liabilities	142,016	157,234	139,010	38,106
Derivative financial instruments	6,382	13,787	3,823	1,048
Liabilities in respect of employee benefits, net of amounts funded	69,457	58,962	69,636	19,089
Deferred taxes	141,093	131,189	143,170	39,246
	3,632,615	3,924,224	3,742,713	1,025,963
Total liabilities	7,626,911	7,910,962	8,064,104	2,210,556

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,881	79,881	21,897
Additional paid-in capital	1,219,279	1,219,279	1,219,279	334,232
Other reserves	9,245	(10,321)	10,092	2,766
Accumulated deficit	(129,666)	(112,801)	(170,948)	(46,861)
	1,178,739	1,176,038	1,138,304	312,034
Non-controlling interests	408,810	372,442	401,716	110,120
Total equity	1,587,549	1,548,480	1,540,020	422,154
Total liabilities and equity	9,214,460	9,459,442	9,604,124	2,632,710

* Retroactive application, see events during the reporting period

17

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months
	December 31,	ended March 31,		ended March 31,
	2012*	2012*	2013	2013
	In thousands (except per share data)
Revenues	15,640,331	3,826,175	3,792,802	1,039,694
Less – government levies	2,955,154	717,857	703,534	192,855
Net revenues	12,685,177	3,108,318	3,089,268	846,839
Cost of sales	9,932,721	2,434,157	2,432,676	666,852
Gross profit	2,752,456	674,161	656,592	179,987
Selling, general and administrative expenses	2,579,770	639,385	636,224	174,404
Operating profit before other gains and losses and changes in fair value of investment property	172,686	34,776	20,368	5,583
Other gains	19,941	-	30	8
Other losses	(15,663)	(72)	(6,304)	(1,728)
Increase in fair value of investment property, net	16,874	2,685	5,559	1,524
Share in gains (losses) of associates	87,060	3,380	(389)	(107)
Operating profit	280,898	40,769	19,264	5,280
Finance income	83,002	21,064	16,789	4,602
Finance expenses	(321,930)	(60,647)	(70,639)	(19,364)
Finance expenses, net	(238,928)	(39,583)	(53,850)	(14,762)
Income before taxes on income	41,970	1,186	(34,586)	(9,482)
Taxes on income	(2,863)	(4,381)	(2,638)	(723)

Net income (loss) from continued operations	44,833	5,567	(31,948)	(8,759)
Net loss from discontinued operation	22,468	3,403	2,018	553
	22,365	2,164	(33,966)	(9,312)
Attributable to:
Equity holders of the Company	(17,907)	(6,829)	(41,655)	(11,418)
Non-controlling interests	40,272	8,993	7,689	2,106

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	0.29	(0.05)	(0.60)	(0.16)
Discontinued operations	(0.34)	(0.05)	(0.03)	(0.01)
	(0.05)	(0.10)	(0.63)	(0.17)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954

18

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2012*	2012*	2013	2013
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	41,970	1,186	(34,586)	(9,482)
Loss before taxes from discontinued operation	(17,468)	(3,403)	(2,018)	(553)
Income tax (paid) received, net	18,714	(10,018)	42,828	11,740
Adjustments for cash generated from operations	458,957	171,845	303,351	83,158
Net cash provided by operating activities	502,173	159,610	309,575	84,863
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(164,458)	(73,528)	(24,192)	(6,632)
Purchase of investment property	(64,546)	(7,049)	(20,862)	(5,719)
Purchase of intangible assets	(43,392)	(16,506)	(5,334)	(1,462)
Proceeds from collection of (investment in) short-term bank deposits, net	5,166	4,981	(7,341)	(2,012)
Proceeds from sale of property and equipment	20,139	438	1,814	497
Proceeds from sale of investment property	3,610	-	45,090	12,360
Proceeds from sale of marketable securities	150,945	65,246	34,080	9,342
Investment in marketable securities	(178,149)	(95,191)	(67,669)	(18,550)
Grant of loans to associates	(124,488)	(6,230)	(1,075)	(295)
Investment in associates	(391)	(7,715)	(1,157)	(317)
Grant of long term loans	(37,585)	(23,583)	(26,835)	(7,356)
Collection of long-term loans	13,524	3,174	17,513	4,801
Interest received	24,349	4,615	8,734	2,394
Net cash used in investing activities	(395,276)	(151,348)	(47,234)	(12,949)

19

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2012*	2012*	2013	2013
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures	504,136	264,242	152,263	41,739
Repayment of debentures	(209,321)	(3,795)	(2,377)	(652)
Transactions with non-controlling interests in subsidiary without loss of control	(467)	(682)	-	-
Receipt of long-term loans	226,478	-	40,653	11,144
Repayment of long-term loans	(342,314)	(119,013)	(53,807)	(14,750)
Short-term credit from banks and others, net	177,795	(71,301)	(172,156)	(47,192)
Settlement of forward contracts	(2,808)	-	-	-
Interest paid	(252,955)	(56,308)	(62,495)	(17,131)
Net cash provided by (used in) financing activities	100,544	13,143	(97,919)	(26,842)

INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	207,441	21,405	164,422	45,072
Translation differences on cash and cash equivalents	(1)	(4)	(2)	(1)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	51,605	51,605	259,045	71,010
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	259,045	73,006	423,465	116,081

20

(Continued - 2)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
				for the three
	Year ended	Three months		months ended
	December 31,	ended March 31,		March 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,514	67,402	67,282	18,444
Increase in fair value of investment property, net	(16,874)	(2,685)	(5,559)	(1,524)
Share in losses (profit) of associates, net	(87,060)	(3,380)	389	107
Dividend received	41,544	-	4,119	1,129
Share based payment	(493)	463	(151)	(41)
Loss (gain) from sale and disposal of property and equipment, net	(14,684)	32	153	43
Provision for impairment of property and equipment, net	-	189	-	-
Gain from changes in fair value of derivative financial instruments	(1,437)	(2,357)	(3,570)	(979)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	29,208	2,005	1,863	511
Employee benefit liability, net	2,246	(2,082)	199	55
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,622	8,973	(87)	(24)
Interest paid, net	227,186	49,700	56,026	15,358
Changes in operating assets and liabilities:
Investment in real estate inventories	(380)	(823)	(555)	(152)
Decrease (increase) in trade receivables and other accounts	67,550	(386,412)	(333,901)	(91,530)
Increase (decrease) in trade payables and other accounts payable	(56,025)	547,489	482,721	132,626
Decrease (increase) in inventories	(11,960)	(106,669)	34,422	9,435
	458,957	171,845	303,351	83,158

21

(Concluded - 3)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
				for the three
	Year ended	Three months		months ended
	December 31,	ended March 31,		March 31,
	2012	2012	2013	2013
	NIS			U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	27,866	4,930	13,182	3,613
Dividends declared to non-controlling interests	-	-	15,215	4,171
Realization of property and equipment	11,000	-	-	-

22

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	March 31,		March 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
	Alon Blue Square**
Cash and cash equivalence	2,039	1,942	4,428	1,214
Investment in securities	68,429	66,345	69,172	18,962
Total assets	70,468	68,287	73,600	20,176
Short term and Long-term debt:
Short term loans from banks	347,572	167,533	347,289	95,200
Long term loans from banks	156,639	171,569	156,663	42,945
Debentures	171,002	233,286	172,414	47,263
Total long-term debt	675,213	572,388	676,366	185,408
Equity:
Equity attributable to equity holders of the company:	1,178,739	1,176,038	1,138,304	312,034
Total debt, net	(604,745)	(504,101)	(602,766)	(165,232)

** Net of grant of loans or loans received from subsidiaries

23

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months ended
	December 31,	ended March 31,		March 31,
	2012*	2012*	2013	2013
	NIS in thousands			U.S. dollars in thousands

Net income (loss) from continuing operations	44,833	5,567	(31,498)	(8,759)
Tax benefit	(2,863)	(4,381)	(2,638)	(723)
Share in losses (gains) of associates	(87,060)	(3,380)	389	107
Share in adjusted EBITDA of equity accounted investees	39,250	12,095	11,100	3,043
Finance expenses, net	238,928	39,583	53,850	14,762
Other losses (gains), net	(4,278)	72	6,274	1,720
Changes in fair value of investment property	(16,874)	(2,685)	(5,559)	(1,524)
Depreciation and amortization	278,514	67,402	67,282	18,444
Share based payment	(493)	463	(151)	(41)
Adjusted EBITDA	489,957	114,736	98,599	27,029

24

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets, Fueling and Commercial sites, Non-Food Retail and Wholesale and Real Estate in addition to other segment which includes mainly Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results include the operating profit before financial expenses from continuing operations including the Company's share in gains (losses) of associates. The segments' results for prior periods were adjusted[4] in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of March 31, 2013, Mega Retail operated 211 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of March 31, 2013, the Company operated 138 non-food retail outlets, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

4 The adjustments include retrospective applications of IFRS 11 "Joint Arrangements" (the Company's share in previously consolidated companies by the proportionate method in the Company's consolidated financial statements and their results are presented now under the Company's share in gains (losses) of associates and are included in this report in segment results)

25

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended March 31, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,337,450	*1,627,625	106,947	9,447	7,799	-	3,089,268
Inter segment revenues	7,011	-	6,864	-	-	(13,875)	-
Gross profit (loss)	190,036	406,856	53,031	9,447	(3,081)	303	656,592
Depreciation and amortization	21,479	39,940	2,940	-	1,163	1,760	67,282
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	36,563	(3,050)	7,445	4,730	(12,331)	(8,372)	24,985
Segment profit	37,112	(8,135)	6,339	6,974	(6,821)	(11,588)	23,881
Unallocated corporate expenses							(4,617)
Financial expenses, net							(53,850)
Loss before taxes on income							(34,586)

* Nine branches less compared to 2012

	Three months ended March 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,387,566	1,626,018	87,567	7,167	-	-	3,108,318
Inter segment revenues	8,677	-	12,127	-	-	(20,804)	-
Gross profit	184,165	436,576	46,253	7,167	-	-	674,161
Depreciation and amortization	21,266	41,947	2,652	-	-	1,537	67,402
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	28,538	16,531	7,030	4,338	(3,681)	(11,138)	41,618
Segment profit	29,562	16,259	7,004	6,002	2,689	(13,905)	47,611
Unallocated corporate expenses							(6,842)
Financial expenses, net							(39,583)
Income before taxes on income							1,186

26

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,773,398	6,552,909	321,116	30,569	7,185	-		12,685,177
Inter segment revenues	41,197	-	29,458	-	-	(70,655)		-
Gross profit (loss)	796,994	1,788,614	148,348	30,569	(11,570)	(499)		2,752,456
Depreciation and amortization	87,808	167,464	11,438	-	2,099	9,705		287,514
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	145,527	126,231	(12,072)	17,197	(33,628)	(46,301)		196,954
Segment profit	149,534	137,036	(15,450)	99,302	(9,887)	(55,369)	.	305,166
Unallocated corporate expenses								(24,268)
Financial expenses, net								(238,928)
Income before taxes on income								41,970

	Three months ended March 31, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	366,626	446,169	29,317	2,590	2,137	-	846,839
Inter segment revenues	1,922	-	1,882	-	-	(3,804)	-
Gross profit (loss)	52,903	111,529	14,537	2,590	(845)	83	179,987
Depreciation and amortization	5,888	10,948	806	-	319	483	18,444
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	10,023	(836)	2,041	1,297	(3,381)	(2,295)	6,849
Segment profit	10,173	(2,230)	1,738	1,912	(1,870)	(3,177)	6,546
Unallocated corporate expenses							(1,266)
Financial expenses, net							(14,762)
Loss before taxes on income							(9,482)

27